

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Zihao Liu
Chief Financial Officer
Meiwu Technology Company Ltd
1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road , Hangcheng Street
Bao'an District
Shenzhen, People's Republic of China

>   **Re: Meiwu Technology Company Limited**
>   **Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2022**
>   **File No. 001-39803**

Dear Zihao Liu:

We have reviewed your October 18, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2023 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page 1

1.   We note your revised disclosure in response to prior comment 1 and we reissue it in part. Please revise to disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Item 3. Key Information
Our Corporate Structure, page 3

2.   We note your revised disclosure in response to prior comment 2 and we reissue it in part. Please provide proposed revised disclosure that your corporate structure involves unique risks to investors and also please revise to include the title of the relevant risk factor(s) in your cross-reference.

3.   We note your revised disclosure in response to comment 3. Please revise your cross-reference to the risk factors to include the title of the risk factor(s) that you are referencing.

4.   We note your revised disclosure in response to prior comment 5. In future amendments, please revise to provide a clear graphic of your structure chart.

Permission or Approval Required from the PRC Authorities for the VIE's Operation, page 9

5.   We note your revised disclosure in response to prior comment 8, specifically we note your statement "[i]n summary, we, our subsidiaries, the VIE or the VIE's subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE's subsidiaries received any denial." Please revise to state whether you are relying on the opinion of PRC counsel in making this statement. If you are not relying on the opinion of counsel, please revise to state as much and explain why not. Additionally, where you discuss the risks of uncertainty and consequences of any future actions of the PRC government, please revise to include the risk and related consequences if you do not receive or maintain such permissions or approvals.

D. Risk Factors
Summary of Risk Factors, page 11

6.   We note your revised disclosure in response to prior comment 4 and reissue it in part. Please also amend your summary risk factors to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets.

Risks Related to Doing Business in the People's Republic of China, page 13

7.   We note your revised disclosure in response to prior comment 7 and we reissue it in part. Please revise the cross-references in the Summary of Risk Factors to include the title of the risk factor(s) that you are referencing.

Recent Greater oversight by the Cyberspace Administration of China ..., page 34

8.   We note your revised disclosure in response to prior comment 12, specifically that you were "advised by [y]our PRC counsel, Dacheng ... ." Please revise to disclose whether you are relying on the opinion of counsel in this context. If you are not relying on the opinion of counsel, please revise to state as much and explain why not.

<u>Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries and the VIE, page 54</u>

9. We note your revised disclosure in response to prior comment 9 and we reissue it in part. Please revise your selected condensed consolidated financial schedule to include a separate column for the WFOE, Guo Gang Tong, and also revise the schedule to present major line items, including cost of revenue and separate line items for intercompany receivables and investment in subsidiaries. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please make corresponding changes to your Consolidation of Variable Interest Entity disclosure starting on page F-13 as well.

<u>Management's Report on Internal Control Over Financial Reporting, page 136</u>

10. Please revise to disclose the material weaknesses identified by management in your internal control over financial reporting (ICFR) and the efforts undertaken to remediate consistent with your disclosures on page 45. Refer to Item 308(a)(3) of Regulation S-K.

<u>Note 4 - Acquisitions, page F-24</u>

11. We note your revised disclosures in response to prior comment 17. Please disclose the amounts of revenue and earnings from your 2022 acquisitions since the acquisition date included in the consolidated statements of operations for the year ended December 31, 2022, and the supplemental pro forma financial information of revenues and earnings from these acquisitions as if these transactions had been completed at January 1, 2022. It appears revenues from technology services were generated from your 2022 acquisition of Mahao on June 23, 2022 based on disclosures on pages 103 and 104. Refer to ASC 805-10-50-2(h).

12. Referencing the Yuanxing acquisition on December 12, 2022, please reconcile the aggregated purchase price of $2,640,000 for the issuance of 12 million ordinary shares with the disclosure of consideration of $9.6 million (or $.80 per share) for a total of 12 million ordinary shares in Note 12 on page F-29. Also explain how you determined the fair value for the consideration issued on December 12, 2022 as it appears Meiwu's shares were trading at $1.49 per share on that date. Please revise and advise us.

<u>Note 8. Goodwill, page F-25</u>

13. Please reconcile the goodwill impairment charge of $6,596,636 in fiscal year 2022 with the $6,244,555 presented in your consolidated statement of cash flows for the year ended December 31, 2022 and the $7,558,289 impairment charge for fiscal year 2022 disclosed on page F-17.

Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services